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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

IKOS SYSTEMS, INC.
(Name of Subject Company)

IKOS SYSTEMS, INC.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

451716203
(CUSIP Number of Class of Securities)

Joseph W. Rockom
Chief Financial Officer and Secretary
IKOS Systems, Inc.
79 Great Oaks Boulevard
San Jose, California 95119
(408) 284-0400
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Diane Holt Frankle, Esq.
P. James Schumacher, Esq.
Gray Cary Ware & Freidenrich, LLP
400 Hamilton Avenue
Palo Alto, California 94301
(650) 833-2000

Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer. / /

Item 1. Subject Company Information.

    The name of the subject company is IKOS Systems, Inc., a Delaware corporation ("IKOS" or the "Company"). The address of the principal executive office of IKOS is 79 Great Oaks Boulevard, California, 95119 and its telephone number is (408) 284-0400.

    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is IKOS' common stock, par value $0.01 per share (the "Shares") including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated January 27, 1992 between IKOS and Manufacturers Hanover Trust Company of California, which was amended and restated by the Amended and Restated Rights Agreement dated January 22, 1999 between IKOS and Fleet National Bank (f/k/a Bank Boston, N.A.), as amended (the "Rights Agreement"). As of December 15, 2001, there were 9,341,276 shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

    The filing person of this Statement is the subject company, IKOS. The business address and telephone number of IKOS are as set forth in Item 1 above.

    This Statement relates to the unsolicited tender offer (the "Offer") by Fresno Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor"), to purchase all outstanding Shares, including the associated Rights, at a purchase price of $11.00 per Share, net to the seller in cash, without interest thereon (the "Offer Consideration"). The Offer is being made on the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated December 7, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"). The Offer is described in a Tender Offer Statement on Schedule TO, dated December 7, 2001 (the "Schedule TO"), which was filed by Purchaser with the Securities and Exchange Commission ("SEC") on December 7, 2001.

    According to the Schedule TO, the purpose of the Offer is to enable Mentor to acquire control of, and ultimately the entire equity interest in, IKOS. According to the Schedule TO, Mentor intends, as soon as practicable following consummation of the Offer, to seek to have Purchaser consummate a merger with and into IKOS (the "Proposed Merger"), with IKOS continuing as the surviving corporation and a wholly-owned subsidiary of Mentor.

    According to the Schedule TO, the offer is conditioned upon, among other things: (1) there being validly tendered and not withdrawn prior to the expiration date of the Offer a number of Shares, including the associated Rights, representing, together with the Shares owned by Mentor, at least a majority of the total number of outstanding Shares on a fully diluted basis (the "Minimum Condition"); (2) Mentor being satisfied, in its sole discretion, that the Agreement and Plan of Merger and Reorganization dated July 2, 2001 among IKOS, Synopsys, Inc. ("Synopsys") and Oak Merger Corporation (the "Merger Agreement") has been terminated in accordance with the terms of such agreement as in effect on the date of the Offer to Purchase or such other terms as may be satisfactory to Mentor in its sole discretion (the "Merger Agreement Condition"); (3) the termination fee provision in the Merger Agreement having been invalidated or the obligations to pay any amounts pursuant to such provision having been terminated, without any termination fee, or any portion thereof, having been paid by IKOS or any of its affiliates pursuant to the Merger Agreement (the "Termination Condition"); (4) the Rights having been redeemed by the IKOS Board in accordance with the terms of such Rights as in effect at such time or Mentor being satisfied, in its sole discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger (the "Rights Condition"); (5) Mentor being satisfied, in its sole discretion, that the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL") do not apply to or otherwise restrict the Offer and the Proposed Merger (the "Section 203 Condition"); (6) IKOS's stockholders not having approved the Merger Agreement (the "Approval Condition"); (7) IKOS not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Purchaser's ability to acquire IKOS or otherwise diminishing the expected economic value to Mentor of the acquisition of IKOS (the "Impairment Condition"); and (8) any waiting periods under applicable antitrust laws having expired or been terminated. Any or all of the conditions set forth in (1)-(8) above may be waived by Mentor in its sole discretion.

    In addition, according to the Schedule TO, if any of the following conditions exist between the date of the Offer (December 7, 2001) and the Expiration Date (January 8, 2002, unless Mentor extends the period of time for which the Offer is open, in which case the Expiration Date would be the latest time and date at which the Offer, so extended, will expire), Mentor can terminate its offer:

      (a) There shall have been any law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Proposed Merger by any court of competent jurisdiction or other competent governmental or regulatory authority which, directly or indirectly, (1) prohibits, or imposes any material limitations on, Mentor's or Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of any portion of their or IKOS' businesses or assets which is material to the business of all such entities taken as a whole, or compels Mentor or Purchaser (or their respective subsidiaries or affiliates) to dispose of or hold separate any portion of their or IKOS' business or assets which is material to the business of all such entities taken as a whole, (2) prohibits, restrains or makes or seeks to make illegal the acceptance for payment, payment for or purchase of Shares pursuant to the Offer or the consummation of the Proposed Merger, (3) imposes material limitations on the ability of Purchaser or Mentor (or any of their respective subsidiaries or affiliates) effectively to acquire or to hold or to exercise full rights of ownership of the Shares purchased pursuant to the Offer including, without limitation, the right to vote such Shares on all matters properly presented to IKOS' stockholders, (4) imposes material limitations on the ability of Purchaser or Mentor (or any of their respective subsidiaries or affiliates) effectively to control in any material respect any material portion of the business, assets, liabilities, capitalization, stockholder's equity, condition (financial or otherwise), licenses or franchises or results of operations of IKOS and its subsidiaries taken as a whole, (5) seeks to require divestiture by Mentor, Purchaser or any affiliate of Mentor of any Share, (6) in the sole discretion of Mentor, imposes or seeks to impose any material condition to the Offer which is unacceptable to Mentor or Purchaser, (7) in the sole discretion of Mentor, might result in a diminution of the value of the Shares or the benefits expected to be derived by Mentor as a result of the Offer or the Proposed Merger, (8) restrains or prohibits or seeks to restrain or prohibit the performance of any of the contracts or other arrangements entered into by Mentor, Purchaser or any of their affiliates in connection with the acquisition of IKOS or obtains or seeks to obtain any material damages or otherwise directly or indirectly relates to the Offer, or (9) otherwise materially adversely affects IKOS and its subsidiaries or Mentor or any of its subsidiaries, including Purchaser, taken as a whole;

      (b) There shall be threatened, instituted or pending any action, suit, proceeding, application or counterclaim brought by a governmental or regulatory authority or by any other person, domestic or foreign (whether brought by IKOS, an affiliate of IKOS, or any other person) (1) challenging or seeking to make illegal the acquisition by Mentor or Purchaser of Shares or otherwise seeking to restrain, delay or prohibit the making or consummation of the Offer, the Proposed Merger or any other subsequent business transaction with IKOS, (2) challenging or seeking to, or which is reasonably likely to, make illegal, materially delay or otherwise directly or indirectly restrain or prohibit or seeking to, or which is reasonably likely to, impose voting, procedural, price or other requirements, including any such requirements under California law, in addition to those required by the federal securities laws and the DGCL (each as in effect on the date of the Offer to Purchase), in connection with making the Offer, the acceptance for payment of, or payment for, any Shares by Purchaser or any other affiliate of Mentor of the Proposed

  Merger or other business combination with IKOS, or seeking to obtain material damages in connection therewith, or (3) that could reasonably be expected to result, directly or indirectly, in any of the consequences referred to in clauses (1) through (9) of paragraph (a) above;

      (c) There shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market in excess of one day, (2) a commencement of a war, armed hostilities, terrorist attacks or other international or national calamity directly or indirectly involving the United States, (3) any limitation (whether or not mandatory) by any United States governmental or regulatory authority on the extension of credit by banks or other financial institutions, (4) any decline in either the Dow Jones Industrial Average, the Standard & Poor's 500 Index or the Nasdaq National Market by an amount in excess of 10% measured from the close of business on the date of the Offer to Purchase or (5) in the case of any of the foregoing (other than clause (4)) existing at the time of the Offer, a material acceleration or worsening thereof;

      (d) there shall have been any change, event or development having, or that could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the condition (financial or otherwise), business, assets, liabilities or results of operations of IKOS and its subsidiaries taken as a whole;

      (e) Mentor, Purchaser and IKOS shall have agreed that Purchaser shall amend the Offer to terminate the Offer or postpone the payment for Shares thereunder;

      (f)  any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) other than Mentor, Purchaser, any of their affiliates, or any group of which any of them is a member shall have acquired beneficial ownership of more than 5% of the outstanding Shares, or any group shall have been formed which beneficially owns more than 5% of the outstanding Shares, in each case other than any person or group that has disclosed such ownership prior to the date of the Offer, and no such person (other than Mentor, Purchaser, any of their affiliates, or any group of which any of them is a member) or group shall have increased its beneficial ownership in IKOS by more than 1% of the outstanding Shares or shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act or made a public announcement reflecting an intent to acquire IKOS or any subsidiaries or material assets of IKOS;

      (g) IKOS or any of its subsidiaries, joint ventures or partners or other affiliates shall have, directly or indirectly: (1) split, combined or otherwise changed, or authorized or proposed a split, combination or other change of, the Shares or its capitalization (other than by redemption of the Rights in accordance with their terms as such terms have been publicly disclosed prior to the date of the Offer to Purchase); (2) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities of IKOS (other than as aforesaid); (3) issued, pledged, sold, authorized, proposed or announced the issuance, distribution or sale of, additional Shares (other than the issuance of Shares under options prior to the date of the Offer to Purchase, in accordance with the terms of such options as such terms have been publicly disclosed prior to the date of the Offer to Purchase), shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing; (4) declared or paid, or proposed to declare or pay, any dividend or other distribution, whether payable in cash, securities or other property, on or with respect to any shares of capital stock of IKOS (other than in the event the Rights are redeemed, the price of redemption thereof) or issued, authorized, recommended or proposed the issuance or payment of any distribution; (5) altered or proposed to alter any material term of any outstanding security (including the Rights) other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger; (6) incurred any debt other than in the ordinary course of business and consistent with past practices or any debt containing burdensome covenants; except with respect to the Merger Agreement, authorized, recommended, proposed or entered into an agreement, agreement in principle or arrangement or understanding with respect to any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual right, any material change in IKOS' capitalization, or other right of IKOS or any of its subsidiaries or any comparable event not in the ordinary course of business; (7) except with respect to the Merger Agreement, authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement, arrangement or understanding with any person or group that, in the sole judgment of Purchaser, could adversely affect either the value of IKOS or any of its subsidiaries, joint ventures or partnerships or the value of the Shares to Mentor or Purchaser, including an amendment to the Merger Agreement; (8) transferred into escrow any amounts required to fund any existing benefit, employment or severance agreement with any of IKOS' employees other than in the ordinary course of business and consistent with past practice, or entered into or amended any employment, change in control, severance, executive compensation or similar agreement, arrangement or plan with or for the benefit of any of its employees, consultants or directors, or made grants or awards thereunder, other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated benefits to any such persons; (9) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of IKOS or any of its subsidiaries, or Purchaser shall have become aware of any such action that was not disclosed in publicly available filings prior to the date of the Offer to Purchase; (10) amended or authorized or proposed any amendment to IKOS' Certificate of Incorporation or Bylaws, or Purchaser shall have become aware that IKOS or any of its subsidiaries shall have proposed or adopted any such amendment that was not disclosed in publicly available filings prior to the date of the Offer to Purchase; (11) issued, sold, or authorized or announced or proposed the issuance of or sale to any person of any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities or incurred or announced its intention to incur any debt otherwise than in the ordinary course of business and consistent with past practice; or (12) agreed in writing or otherwise to take any of the forgoing actions or Mentor or Purchaser shall have learned about any such action which has not previously been publicly disclosed by IKOS and also set forth in filings with the SEC;

      (h) any required approval, permit, authorization or consent of any governmental authority or agency shall not have been obtained on terms satisfactory to Mentor in its sole discretion;

      (i)  Mentor or Purchaser shall have reached an agreement or understanding with IKOS providing for termination of the Offer, or Mentor, Purchaser or any other affiliate of Mentor shall have entered into a definitive agreement or announced an agreement in principle with IKOS providing for a merger or other business combination with IKOS or the purchase of stock or assets of IKOS;

      (j)  (1) any covenant, term or condition in any of IKOS or any of its subsidiaries', joint ventures' or partnerships' instruments, licenses, or agreements is or may be materially adverse to the value of the Shares in the hands of Purchaser (including, but not limited to, any event of default that may ensue as a result of the consummation of the Offer or the Proposed Merger or the acquisition by Mentor of control of IKOS) or (2) any material contractual right, intellectual property or supply agreement of IKOS or any of its subsidiaries or affiliates shall be impaired or otherwise adversely affected or any material amount of indebtedness of IKOS or any of its subsidiaries, joint ventures or partnerships shall become accelerated or otherwise become due before its stated due date, in either case, with or without notice or the lapse of time or both, as a result of the Offer or the Proposed Merger;

      (k) Purchaser shall have determined in its sole discretion that Section 2115 of the California General Corporation Law (the "CGCL") applies to the Offer or the Proposed Merger; or

      (l)  Mentor or Purchaser shall not have obtained any waiver, consent, extension, approval, action or non-action from any governmental authority or any agency, which is necessary to consummate the Offer; which, in the reasonable judgment of Mentor or Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Mentor or Purchaser or any of their affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment.

    The conditions to the Offer set forth in subparagraphs (a)-(l) above may be waived by Mentor or Purchaser in whole or in part at any time in their reasonable discretion.

    The Schedule TO states that the principal executive offices of Purchaser are located at 8005 S.W. Boeckman Road, Wilsonville, Oregon 97070-7777.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

    Except as described or referred to in this Item 3, there exists on the date hereof no material agreement, arrangement or understanding and no actual or potential conflict of interest between IKOS or its affiliates and either (i) IKOS, its executive officers, directors or affiliates or (ii) Mentor Graphics Corporation or Fresno Corporation or any of their respective executive officers, directors or affiliates.

Effect of Change of Control Transaction Under IKOS' Stock Option Plans

    IKOS maintains a 1995 Stock Option Plan and a 2000 Nonstatutory Stock Option Plan (the "Employee Option Plans"), as well as the Virtual Machine Works 1994 Incentive Stock Option Plan (the "VMW Plan") for its employees, and a 1995 Outside Director Stock Option Plan (the "Director Option Plan") for its outside directors. Under the terms of the Employee Option Plans and the currently outstanding non-plan options, in the event of a transfer of control, the acquiring corporation may either assume or substitute for the outstanding options. If the acquiring corporation in a transfer of control does not assume or substitute for the outstanding options, any unexercisable or unvested portion of the outstanding options shall be immediately exercisable and vested in full as of the date ten days prior to the date of the transfer of control. Under the Director Option Plan, all options become immediately exercisable and vested in full as of the date ten days prior to the date of a transfer of control. A "transfer of control" is defined in both the Employee Option Plans, the non-plan options and the Outside Director Plan as: (a) the direct or indirect sale or exchange of more than 50% of the voting stock of IKOS, (b) a merger or consolidation to which IKOS is a party, (c) the sale, exchange or transfer or all or substantially all of the assets of IKOS, or (d) a liquidation or dissolution of IKOS, in which the stockholders of IKOS immediately before any such transaction do not retain direct or indirect beneficial ownership of more than 50% of the total combined voting power of the surviving entity. Under the VMW Plan, all unvested options could accelerate upon a transfer of control; however, there are no unvested options under the VMW Plan. Both the Merger and the Offer would constitute a transfer of control under the Employee Plans, the non-plan options and the Outside Director Plan.

    As of December 15, 2001, directors and executive officers of IKOS held outstanding stock options to purchase an aggregate of 1,277,073 shares of IKOS common stock, 158,480 of which are held by outside directors. Under the terms of the Merger, Synopsys will assume all outstanding stock options held by IKOS' directors and executive officers. There is currently no provision for assumption of options under the Offer. Pursuant to the Director Option Plan, all of the unvested option shares held by the outside directors would vest in full and become exercisable immediately prior to the closing of the Merger. Pursuant to the Director Option Plan, all of the unvested option shares held by the outside directors would also vest in full and become exercisable immediately prior to the consummation of the Offer. The table below sets forth the total number of option shares held by each outside director as of December 15, 2001 and the number of unvested option shares as of such date. Each outside director will receive an additional option to purchase 6,000 shares of IKOS common stock at the time of IKOS' annual meeting in 2002, vesting of which would also accelerate.

Name	Total Number of Option Shares	Number of Unvested Option Shares
Jackson Hu	33,240	18,740
James Oyler	46,000	24,000
Glenn Penisten	46,000	24,000
William Stevens	33,240	18,740

    The intrinsic value of such unvested stock options (based on a value of $11.00 per share offered pursuant to the Offer and net of the applicable exercise price) held by Messrs. Hu, Oyler, Penisten and Stevens are $43,850, $61,563, $61,563 and $43,850, respectively, or $210,826 in the aggregate.

    IKOS' executive officers held options to purchase an aggregate of 1,118,593 shares of IKOS common stock as of December 15, 2001. Under the terms of the Merger, Synopsys will assume all outstanding stock options, which would therefore not vest in full upon the consummation of the Merger. There is currently no provision for assumption of options under the Offer and, under the terms of the Employee Option Plans, options that are not assumed will vest in full and become immediately exercisable. Each of the executive officers has also entered into a change of control agreement, pursuant to which their stock options will accelerate and become fully vested in the event of certain terminations of employment after a change of control. See "Change of Control Agreements" below. If the options held by the executive officers are not assumed by Mentor, in the event the Offer is consummated, such options would therefore vest in full and become exercisable immediately prior to the consummation of the Offer. The table below sets forth the total number of option shares held by each executive officer as of December 15, 2001 and the number of unvested option shares as of such date.

Name	Total Number of Option Shares	Number of Unvested Option Shares
Gerald Casilli, Chairman of the Board	97,800	46,875
Ramon Nuñez, President and Chief Executive Officer	362,743	127,563
Thomas Gardner, VP Worldwide Sales	105,000	56,417
Daniel Hafeman, Chief Technical Officer	138,550	36,709
Robert Hum, Chief Operating Officer	271,000	133,416
Joseph Rockom, Chief Financial Officer and Secretary	143,500	52,000

The intrinsic value of such unvested stock options (based on a value of $11.00 per share offered pursuant to the Offer and net of the applicable exercise price) held by Messrs. Casilli, Nuñez, Gardener, Hafeman, Hum and Rockom are $206,683, $615,253, $308,461, $200,011, $559,978 and $258,826, respectively, or $2,149,212 in the aggregate.

Employment Arrangements with IKOS' Officers

    IKOS has an employment agreement with Ramon A. Nuñez, IKOS Chief Executive Officer, President and Director. Mr. Nuñez's employment agreement provides that Mr. Nuñez shall receive an annual salary, subject to annual review, and other benefits on the same basis as other members of senior management. Mr. Nuñez's salary for the year ended September 29, 2001 was $337,098. Mr. Nuñez participates in a Management Incentive Plan whereby he and other members of senior management are entitled to a performance bonus for attaining specified earnings objectives as outlined by the Compensation Committee. In addition, Mr. Nuñez and other executives are granted options to purchase shares of common stock at the discretion and recommendation of the Chairman of the Board and approved by the Compensation Committee. Mr. Nuñez's employment pursuant to his employment agreement may be terminated by IKOS at any time, with or without cause; provided, however, if Mr. Nuñez's employment is terminated by IKOS for any reason other than cause (as defined in the employment agreement) he shall be entitled to the following severance benefits: (i) payment over a nine (9) month period of a monthly amount equal to his average monthly income received from IKOS, which includes all compensation received, for the twelve (12) months prior to his termination; (ii) continued vesting of stock options granted pursuant to his employment agreement; and (iii) continued provision of employee benefits for the nine (9) month period following termination. The employment agreement is filed as an exhibit hereto and is incorporated herein by reference.

    Robert Hum, the Chief Operating Officer of IKOS, has executed an employment agreement with Synopsys, which would be effective upon the closing of the Merger. This agreement provides for an increase in salary and bonus over the amounts he is currently being paid and for additional Synopsys stock options to be granted to him following the closing of the Merger and places a non-competition prohibition on Mr. Hum, which lasts until the later of one year after termination of employment and the second anniversary of the closing of the Merger. Pursuant to this agreement, either Synopsys or Mr. Hum can terminate the employment relationship for any reason at any time. However, if Mr. Hum is terminated without cause or resigns for good reason, he will be entitled to continuation of his base salary (including the target bonus to which he would have been entitled had he remained employed through the year of termination), vacation pay and insurance and health benefits until the later of one year after the termination of employment and the second anniversary of the closing of the Merger. In addition, his former IKOS stock options would accelerate and vest in full.

Change of Control Agreements

    IKOS has entered into change of control agreements with each of its current executive officers (Ramon Nuñez, Joseph Rockom, Thomas Gardner, Robert Hum and Daniel Hafeman) and with Gerald Casilli. These agreements provide that if, within one year of a "transfer of control," such officer's employment is terminated without cause (as defined in the agreements), or the officer terminates his employment as a result of being required to relocate more than 30 miles or because his base salary immediately prior to the transfer of control is reduced, he shall continue to receive his base salary (including commission, if any, based on the prior year's average), vacation and insurance and health benefits for a period of one (1) year after his date of termination. In addition, these agreements provide that any unvested stock options held by an executive officer on such date of termination shall become fully vested. A "transfer of control" is defined as having occurred upon, among other things, the direct or indirect sale or exchange by stockholders of all or substantially all of the stock of IKOS, a merger or acquisition to which IKOS is a party or the sale, exchange or transfer of all or substantially all of IKOS' assets, in each case in which the stockholders of IKOS immediately before the sale, exchange or merger do not retain at least a majority of the beneficial interest in IKOS' voting stock. The consummation of the Merger would constitute a transfer of control under such agreements. The consummation of the Offer would also constitute a transfer of control under such agreements. These change of control agreements are filed as exhibits hereto and are incorporated herein by reference.

    As a condition to the Merger, each of the persons listed above, with the exception of Mr. Hum and Mr. Casilli, were required to execute amendments to their existing change of control agreements, which would be effective upon the closing of the Merger. The amendments place a non-competition provision of such persons, which lasts until the earlier of one year after termination of employment or the second anniversary of the closing of the Merger. If within the first two years after the closing of the Merger, these employees are terminated without cause or they resign as a result of being required to relocate more than 30 miles or because their base salary immediately prior to the closing is reduced, they will be entitled to continuation of their base salary (including the target bonus for which they would have been eligible had they remained employed through the year of termination), vacation pay, and insurance and health benefits until the earlier of one year after the termination of employment or the second anniversary of the closing of the Merger. In addition, they would receive accelerated vesting of all of their former IKOS options. The amendment to Mr. Nuñez's change of control agreement provides that Synopsys may extend his non-competition period for an additional twelve months if Synopsys continues the salary and benefits referred to above during the twelve-month period.

Bonus Plan Under the Merger

    Certain management and non-management employees of IKOS determined by IKOS management would, upon completion of the Merger, be eligible to participate in a bonus plan ranging from $0 to $7.5 million, which would be paid on or near the closing date of the Merger. The total bonus amount would be calculated using the same metrics that would be used to calculate the purchase price per IKOS share under the terms of the Merger Agreement. IKOS shall determine the employees to participate in the bonus plan and the amount to be paid to each, subject to certain minimum amounts to be paid to non-management employees. The first $2 million of the bonus plan would be allocated exclusively to non-management employees. In the event that the Merger closes prior to June 30, 2002 at a price per share of $15, the total bonus plan amount will equal $5.0 million.

Confidentiality Agreement

    IKOS and Mentor previously entered into a Confidentiality Agreement dated June 16, 2000 (the "Confidentiality Agreement") in connection with discussions regarding a possible acquisition of IKOS by Mentor or other business combination. The Confidentiality Agreement is filed as an exhibit hereto and is incorporated herein by reference.

Voting Agreements

    In connection with the Merger, each of IKOS' directors and executive officers have entered into voting agreements with Synopsys which require them to vote all of their shares of IKOS common stock in favor of approval of the Merger Agreement and against any other merger or other business combination proposals, with certain exceptions. The voting agreements terminate on the earlier of the completion of the Merger or the termination of the Merger Agreement in accordance with its terms. As of December 15, 2001, there were 532,653 shares of IKOS common stock subject to the voting agreements, which represent approximately 5.7% of the outstanding IKOS common stock as of such date. The form of voting agreement is filed as an exhibit hereto and is incorporated herein by reference.

Indemnification; Directors and Officers' Insurance

    IKOS has previously entered into indemnification agreements with each of its directors and executive officers, the form of which is filed as an exhibit hereto and is incorporated herein by reference.

    The terms of the Merger Agreement provide that for not less than six years after the effective time of the Merger, Synopsys will indemnify and hold harmless the present and former officers, directors, employees and agents of IKOS in respect of acts or omissions occurring on or prior to the effective time of the Merger to the extent provided for under IKOS' certificate of incorporation and bylaws and each indemnification agreement with IKOS directors and officers to which IKOS is a party, in each case in effect on July 2, 2001, as limited from time to time by applicable law.

    In addition, the terms of the Merger Agreement provide that for a period of six years after the completion of the Merger, Synopsys will provide directors' and officers' liability insurance in respect of acts or omissions occurring on or prior to the completion of the Merger covering each person currently covered by IKOS' directors' and officers' liability insurance policy on terms at least as favorable as the coverage in effect on July 2, 2001. However, Synopsys would not be obligated to pay, or to cause the surviving corporation in the Merger to pay, premiums in excess of 150% of the amount per annum IKOS paid in its last fiscal year. Moreover, if Synopsys or the surviving corporation in the Merger were unable to obtain the insurance required by the Merger Agreement, it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

Item 4. The Solicitation or Recommendation.

Background

    In 1997 IKOS received an unsolicited inquiry from Mentor regarding a potential business combination. Although IKOS and Mentor engaged in preliminary discussions, the discussions were terminated by Mentor prior to any formal acquisition or business combination proposal.

    In late 1999, an investment banker representing IKOS contacted Dennis Weldon, Treasurer of Mentor, concerning the possibility of a business combination transaction. Mr. Weldon informed the investment banker that Mentor was not interested in pursuing such a transaction at that time.

    On May 10, 2000, at a meeting arranged by Larry Melling, IKOS' former Vice President of Business Development and Strategic Marketing, Ramon Nuñez, Chief Executive Officer of IKOS, and Mr. Melling met with Gregory Hinckley, who is now the President and Chief Operating Officer of Mentor, in San Jose, California, to discuss how IKOS and Mentor might work together.

    On June 7, 2000, Mr. Nuñez and Robert Hum, IKOS' Senior Vice President and Chief Operating Officer and other IKOS representatives met with Dr. Walden Rhines, who is now the Chairman of the Board of Directors and Chief Executive Officer of Mentor, Mr. Hinckley and other representatives of Mentor to discuss the differences between Mentor's and IKOS' emulation technology and IKOS' emulation product roadmap.

    Following the June 7, 2000 meeting, an independent technology consultant to Mentor met with representatives of IKOS at the Hilton Garden Hotel in Cupertino, California to further evaluate IKOS' emulation technology and products.

    On June 16, 2000, Mentor and IKOS entered into a confidentiality and standstill agreement to permit Mentor to conduct a due diligence investigation of IKOS' business and products.

    In late June 2000, Mr. Hinckley contacted Mr. Melling to arrange a meeting with IKOS representatives in Paris, France. On July 6, 2000, Dr. Rhines, Mr. Hinckley, Mr. Weldon and other representatives of Mentor met with Mr. Nuñez, Mr. Hum and Mr. Melling in Paris to discuss the merits of a possible business combination. Shortly after this meeting, Mr. Hinckley and Dr. Rhines informed Mr. Nuñez that before Mentor could reach any decision regarding a potential business combination transaction, Mentor needed to hire a general manager for its emulation division and evaluate the needs of its own emulation division. As a result, these discussions terminated in July 2000 without any formal proposal being submitted by Mentor.

    On July 27, 2000, Mr. Nuñez, Joseph Rockom, Chief Financial Officer, Vice President of Finance and Administration and Secretary of IKOS, and Mr. Weldon discussed the possibility of an original equipment manufacturing agreement between IKOS and Mentor. These discussions ended without reaching any agreement, and there were no further discussions concerning other types of business relationships.

    On November 9, 2000, Mr. Hinckley met with Mr. Nuñez and Gerald Casilli, Chairman of the Board of Directors of IKOS, to discuss the possibility of an introductory meeting between IKOS management and Eric Selosse, whom Mentor had hired in October 2000 to be the general manager of Mentor's emulation division. On December 5, 2000, Mr. Selosse met with Mr. Nuñez and another representative of IKOS and held a general discussion concerning the emulation industry and IKOS' product lines. These discussions were terminated by Mentor without any formal proposal being made by Mentor regarding an acquisition of IKOS.

    On April 11, 2001, Mr. Selosse contacted Mr. Nuñez to request a meeting. At a meeting held on April 17, 2001, Mr. Nuñez received an unsolicited indication of interest regarding the acquisition of IKOS by Mentor from Mr. Selosse and Mr. Weldon, who joined the meeting by telephone. Mr. Nuñez indicated a willingness to consider a proposal, but no specific terms were discussed at this meeting. Mr. Nuñez stated that IKOS had engaged Needham & Company, Inc. ("Needham & Company") as IKOS' financial advisor. Mr. Weldon told Mr. Nuñez that Mentor would deliver a term sheet to IKOS within approximately two weeks.

    On April 19, 2001, IKOS requested that Needham & Company inquire about the level of interest from other potential strategic partners and/or candidates for a business combination transaction regarding a strategic alliance or business combination transaction with IKOS. In addition, on April 19, 2001, IKOS management developed a list of potential merger partners with Needham & Company.

    From April 19, 2001 through April 27, 2001, on behalf of IKOS, Needham & Company contacted four potential merger partners, including Synopsys, Mentor and one other EDA company, as well as one financial buyer, and requested that interested parties submit proposals for consideration.

    On April 23, 2001, Mr. Rockom left a voice mail message for Dean Freed, Vice President, General Counsel and Secretary of Mentor, regarding the need for Mentor to enter into a new confidentiality and standstill agreement in connection with the ongoing discussions regarding a potential business combination transaction. Mr. Rockom also called Mr. Weldon stating that Mentor would be required to execute a new confidentiality and standstill agreement. Mr. Rockom recognized that Mentor was already party to a confidentiality and standstill agreement with IKOS dated June 16, 2000, which had six month standstill and nonsolicitation covenants that had expired. Accordingly, Mr. Rockom wanted Mentor to enter into a new confidentiality and standstill agreement with new two-year standstill and nonsolicitation covenants, which would apply from the date of such agreement. However, recognizing that Mentor was already bound by the existing nondisclosure agreement, and in order to facilitate discussions between Mentor and IKOS toward a mutually beneficial transaction, after leaving these voice mails, Mr. Rockom furnished Mr. Weldon with projections prepared by IKOS for fiscal years 2001 and 2002.

    Following receipt of the projections prepared by IKOS, Mr. Freed faxed to Mr. Rockom a copy of the June 16, 2000 confidentiality agreement between Mentor and IKOS. In a voice mail message and telephone conversation, a representative of Needham & Company informed Mr. Freed that the June 16, 2000 confidentiality agreement would not be acceptable to cover further contemporaneous discussions in light of IKOS' need for, among other things, new standstill and nonsolicitation periods. No new confidentiality and standstill agreement was entered into between Mentor and IKOS.

    In a voice mail message left with Mr. Weldon on April 26, 2001, a representative of Needham & Company stated that since IKOS had received multiple expressions of interest, IKOS was commencing a bid procedure with bids due on May 4, 2001. On April 29, 2001 a representative of Needham & Company and Mr. Weldon had a telephone conversation during which Mr. Weldon indicated that Mentor was interested in negotiating an acquisition of IKOS, but would not participate in the bidding process outlined by IKOS and Needham & Company.

    On April 30, 2001, Synopsys and Needham & Company, on behalf of IKOS, entered into a non-disclosure agreement (the "Confidentiality Agreement") in order to permit Synopsys to conduct a due diligence investigation of IKOS' business and technology. On May 4, 2001, Needham & Company, on behalf of IKOS, received a proposal for a business combination from an EDA company other than Mentor or Synopsys, and IKOS and Needham & Company entered into preliminary discussions with this EDA company regarding its proposal. On May 5, 2001, Mentor reiterated to Needham & Company that Mentor did not want to participate in the bidding process for IKOS and that it would not make a proposal to acquire IKOS. On May 7, 2001, Needham & Company received a proposal from Synopsys to enter into a business combination with IKOS with further discussions and diligence conditioned on IKOS entering into a 30-day exclusivity agreement with Synopsys. IKOS did not receive any other indication of interest from any other potential merger partners.

    At a meeting of the IKOS Board on May 9, 2001, the IKOS Board reviewed the terms of the proposals from Synopsys and the other EDA company for a business combination transaction. Needham & Company representatives advised the IKOS Board that Mentor had indicated that it would not be making a proposal. Neither Needham & Company nor IKOS had received any contact or expression of interest from Mentor between May 5 and May 9, 2001 regarding a possible acquisition of IKOS. The IKOS Board noted that Mentor had previously engaged in preliminary discussions to acquire IKOS and had terminated those discussions without making any acquisition proposal. After considering the two acquisition proposals received by IKOS, as well as IKOS' prospects as an independent company, the IKOS Board concluded that the Synopsys transaction represented the most attractive alternative available to IKOS, assuming a mutually agreeable definitive agreement could be negotiated. Accordingly, the IKOS Board authorized management to negotiate revisions to the term sheet with Synopsys to clarify that IKOS would have a right to terminate the merger agreement on receipt of a superior offer and subject to such revisions, to enter into a 30-day exclusivity agreement with Synopsys to permit negotiation of a definitive merger agreement and completion of due diligence.

    On May 9, 2001, Synopsys and IKOS executed a non-binding term sheet setting forth proposed terms for a possible strategic combination of IKOS and Synopsys. Also on that date, Synopsys and IKOS entered into a letter agreement in which IKOS agreed not to solicit or negotiate an alternative acquisition proposal by a party other than Synopsys until June 9, 2001.

    From time to time after the execution of the May 9, 2001 letter agreement between IKOS and Synopsys, representatives of Needham & Company received oral indications from Mentor regarding Mentor's apparent interest in acquiring IKOS. In light of IKOS' obligations under its agreement with Synopsys, Needham & Company did not respond to Mentor's indications of interest. At no time did Mentor submit any written indication of interest to IKOS or its representatives, nor did Mentor communicate any proposal, either orally or in writing, to IKOS or its representatives.

    On June 9, 2001, Synopsys and IKOS entered into a letter agreement to extend the term of the May 9, 2001 letter agreement to June 27, 2001.

    At a special meeting of the IKOS Board on June 27, 2001, the IKOS Board concluded that the proposed merger with Synopsys was the most attractive alternative available to IKOS, and was fair to and in the best interests of the IKOS stockholders, and approved the merger agreement, the merger and the related agreements, subject to the final resolution of certain open issues being resolved as directed by the IKOS Board. The IKOS Board also authorized the extension of the letter agreement through July 2, 2001 to permit final negotiations to be completed.

    On June 27, 2001, Synopsys and IKOS entered into a letter agreement to extend the term of the June 9, 2001 letter agreement to July 2, 2001.

    On July 2, 2001, IKOS and Synopsys executed an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") providing for the merger of a wholly-owned subsidiary of Synopsys with and into IKOS with IKOS surviving as a wholly-owned subsidiary of Synopsys (the "Merger"), and issued a joint press release announcing the signing of the Merger Agreement.

    On August 1, 2001, Synopsys and IKOS amended the Merger Agreement to clarify the amount of the bonus plan provided in connection with the Merger Agreement in the event that the Merger closes prior to June 30, 2002, and the IKOS Board approved and ratified the Merger Agreement as amended.

    On December 3, 2001, Ms. Anne Sanquini (Wagner), Vice President of Mentor, contacted Mr. Nuñez's assistant to schedule a meeting for 3:00 pm on Thursday, December 6, 2001. On December 5, 2001, Ms. Sanquini (Wagner) contacted Mr. Nuñez's assistant to reschedule the meeting from 3:00 pm to 5:00 pm on Thursday, December 6, 2001. At 5:00 pm, Thursday, December 6, 2001, Mr. Gregory Hinckley, President and Chief Operating Officer of Mentor, hand delivered to Mr. Nuñez a letter addressed to the IKOS Board containing an unsolicited proposal to acquire all of the outstanding shares of IKOS through a cash tender offer for $11.00 per share. Mr. Hinckley's December 6, 2001 letter purported to compare the Offer to the Merger, although it did not describe the conditions to the Offer. The letter referenced IKOS' obligations under Section 5.2 of the Merger Agreement, requested prompt access to information concerning IKOS and stated that "[f]ollowing satisfactory completion of confirmatory due diligence, we would expect to enter into definitive documentation for the transaction and consummate the transaction as soon as possible thereafter." A copy of this letter is filed as Exhibit (a)(5)(A) to this Statement and is incorporated herein by reference.

    On December 6, 2001, Mentor and Purchaser filed a lawsuit in the Court of Chancery of the State of Delaware against IKOS, the IKOS Board, Synopsys and Oak Merger Corporation ("Oak") alleging, among other things, that the termination fee set forth in the Merger Agreement is unreasonable, that certain operating restrictions and other conditions set forth in the Merger Agreement impose onerous restrictions on the authority of the IKOS Board to manage IKOS and that the no-shop provision set forth in the Merger Agreement insofar as it is operative after the IKOS stockholders approve the Merger Agreement is too onerous. This lawsuit further alleges that the members of the IKOS Board breached their fiduciary duties in connection with the Merger Agreement and that Synopsys and Oak aided and abetted such breaches. This lawsuit seeks, among other things, injunctive and declaratory relief, including an order enjoining the enforcement of the no-shop provisions and termination fee in the Merger Agreement, and unspecified damages.

    On Friday, December 7, 2001, Mentor and Purchaser commenced the Offer. Mentor filed with the SEC a Schedule TO outlining the principal terms and conditions of the Offer and a Schedule 13D disclosing that it had acquired 841,600 shares of IKOS common stock, approximately 9% of the total outstanding shares of IKOS. In particular, the Schedule TO revealed that the Offer was conditioned upon a waiver of the termination fee set forth in the Merger Agreement (the "Termination Condition") and numerous other conditions.

    On December 7, 2001, Mentor and Purchaser filed a lawsuit in the United States District Court for the District of Delaware against IKOS seeking an order and judgment from the Court declaring that the Offer and Schedule TO and Mentor's Schedule 13D are not in violation of the federal securities laws and that Mentor did not violate federal insider trading laws when it purchased shares of IKOS common stock on the open market beginning in July 2001 and when it made the Offer.

    On Friday, December 7, 2001, IKOS issued a press release stating that Mentor had commenced the Offer and that the IKOS Board would consider the Offer consistent with its fiduciary duties and that it would respond on or before December 20, 2001.

    At a special meeting of the IKOS Board on December 8, 2001, Needham & Company, IKOS' financial advisor, provided the IKOS Board with a preliminary summary of the financial terms and conditions of the Offer. The IKOS Board also received advice from Gray Cary Ware & Freidenrich, LLP ("Gray Cary"), IKOS' outside legal counsel, regarding the IKOS Board's fiduciary duties to the IKOS stockholders, IKOS' contractual obligations under the Merger Agreement and the terms and conditions of the Offer. IKOS' outside legal counsel also provided a preliminary summary of the lawsuits filed by Mentor against IKOS.

    On December 10, 2001, the IKOS Board met again to discuss and consider the Offer and related matters. The IKOS Board consulted with Needham & Company regarding the financial terms of the Offer. The IKOS Board also received advice from Gray Cary regarding its contractual rights and obligations under the Merger Agreement, including the IKOS Board's right to engage in negotiations and provide information in connection with a Superior Proposal, and IKOS' right to terminate the Merger Agreement in favor of a Superior Proposal, and the process and timing of the IKOS Board's decision and recommendation to the IKOS stockholders. The IKOS Board discussed the conditions to the Offer and the Merger and requested that Needham & Company prepare and present at the next board meeting financial analyses comparing the terms of the Offer to the Merger from a financial point of view.

    At a special meeting of the IKOS Board on December 12, 2001, Needham & Company presented to the IKOS Board financial analyses comparing the terms of the Offer to the Merger from a financial point of view. The IKOS Board determined, based on the information available to it, that the Offer was a bona fide proposal, and that it was likely that the Termination Condition would either be waived by Mentor or alternatively that Mentor would permit IKOS to pay the termination fee and offer IKOS stockholders a per share price equal to $11.00 per share less the $5.5 million termination fee. Needham & Company provided analyses of the Offer compared to the Merger in light of these alternatives. The IKOS Board noted that the Offer was proposed to be consummated in January 2002, although an extension was likely, while the Merger was scheduled to close in July or August, 2002. The IKOS Board discussed with its financial and legal advisors the conditions contained in the Offer, including the Termination Condition, which precludes IKOS from paying any portion of the termination fee required in the event IKOS terminates the Merger Agreement, as well as other conditions to the Offer. The IKOS Board then reviewed the conditions in the Merger Agreement, including the minimum financial performance conditions and the employee retention condition. After review and discussion of the terms and conditions of the Offer, including the likelihood and timing of its consummation, and after consultation with Needham & Company, the IKOS Board determined that the Offer would result in a transaction more favorable to the IKOS stockholders from a financial point of view than the Merger (defined in the Merger Agreement as a "Superior Proposal"). The IKOS Board also determined, after consultation with its outside legal counsel, that it was necessary in the exercise of its fiduciary duties to the IKOS stockholders to engage in discussions with Mentor, disclose to Mentor nonpublic information relating to IKOS and grant Mentor access to IKOS properties, subject to compliance with IKOS' obligations under the Merger Agreement as required under the Merger Agreement. Outside legal counsel communicated these determinations to Synopsys by letter dated December 12, 2001. A copy of this letter is filed as Exhibit (a)(5)(H) to this Statement and is incorporated herein by reference. Mr. Nuñez communicated these determinations orally to Aart de Geus, Chairman of the Board and Chief Executive Officer of Synopsys and Steve Shevick, Vice President and General Counsel of Synopsys.

    On the same day, outside legal counsel for IKOS transmitted a nondisclosure agreement containing identical terms to the Confidentiality Agreement between IKOS and Synopsys to outside legal counsel for Mentor. A copy of this transmittal letter is filed as Exhibit (a)(5)(G) to this Statement and is incorporated herein by reference.

    On December 17, 2001, outside legal counsel for Mentor contacted outside legal counsel for IKOS to advise that Mentor was unwilling to sign the nondisclosure agreement in the form proffered. On December 18, 2001, outside legal counsel for Mentor, in a letter to outside legal counsel for IKOS, proposed that IKOS waive in favor of Mentor, Synopsys and any other third party signing the nondisclosure agreement certain provisions of the nondisclosure agreement which benefit IKOS, including the standstill and nonsolicitation covenants. A copy of this letter is filed as Exhibit (a)(5)(I) to this Statement and is incorporated herein by reference.

    At a special meeting of the IKOS Board on December 18, 2001, the IKOS Board reviewed with its financial advisors and outside legal counsel the terms and conditions contained in the Offer. The IKOS Board took note of the Termination Condition which requires that no fee can be paid by IKOS in connection with the termination of the Merger Agreement. The IKOS Board concluded that, although Mentor is challenging the termination fee provided for in the Merger Agreement in Delaware court, the IKOS Board has no right to avoid the fee otherwise payable to Synopsys under the Merger Agreement in connection with the termination of the Merger Agreement by IKOS in favor of a Superior Proposal. The IKOS Board also noted that, although the IKOS Board had determined that the Offer would result in a Superior Proposal, the terms of the Merger Agreement restrict IKOS from engaging in any discussions or providing any nonpublic information or access to Mentor until such time that Mentor becomes a party to a nondisclosure agreement no less restrictive than the Confidentiality Agreement between Synopsys and IKOS. The IKOS Board took note that outside legal counsel to IKOS had delivered a form of nondisclosure agreement to outside legal counsel for Mentor on December 12, 2001, Mentor had not executed the nondisclosure agreement and that Mentor was requesting a waiver of certain provisions for the benefit of IKOS in the nondisclosure agreement, including the standstill and nonsolicitation covenants in favor of Mentor, Synopsys and any other third party who signed nondisclosure agreements. The IKOS Board, after consultation with outside legal counsel, concluded that the proposed waiver would potentially violate IKOS' obligations under the Merger Agreement. The IKOS Board further determined that the waiver was not in the best interest of IKOS and the stockholders, because the provisions for which a waiver was proposed were all for the benefit of IKOS. The IKOS Board authorized and directed legal counsel to IKOS to advise Mentor of these determinations. The IKOS Board then noted that it had the right to terminate the Merger Agreement in favor of an agreement representing a Superior Proposal but that no merger agreement had been proffered by Mentor. The IKOS Board considered the risks to the IKOS stockholders in the event the Merger Agreement is terminated without IKOS having negotiated a merger agreement with Mentor, including Mentor's ability unilaterally to withdraw the Offer or reduce the consideration payable under the Offer. The IKOS Board concluded that it was in the best interests of IKOS stockholders for IKOS to continue to comply with the terms of the Merger Agreement. In light of the Termination Condition and the absence of a negotiated merger agreement with Mentor, the IKOS Board concluded that the IKOS stockholders should not tender their shares in the Offer, as the Offer could not be consummated in accordance with its terms. The IKOS Board unanimously determined to recommend that the IKOS stockholders reject the Offer and not tender their shares in the Offer. The IKOS Board also unanimously determined to reaffirm its recommendation of the Merger and the Merger Agreement for the reasons set forth in the Form S-4.

    On December 18, 2001, outside legal counsel for IKOS declined Mentor's request for a waiver of certain provisions of the nondisclosure agreement. A copy of this letter is filed as Exhibit (a)(5)(J) to this Statement and is incorporated herein by reference.

    At a special meeting of the IKOS Board on December 19, 2001, the IKOS Board reviewed with its financial advisors and outside legal counsel the proposed recommendations of the IKOS Board and unanimously authorized the publication of the recommendations.

    On that same date after close of the trading markets, Dr. de Geus and Mr. Shevick telephoned Mr. Nuñez to inquire as to IKOS' position with regard to the Offer and Mr. Nuñez advised them of the IKOS Board's recommendations. The Synopsys representatives reaffirmed Synopsys' support for the Merger and the Merger Agreement.

    On the evening of December 19, 2001, outside legal counsel for IKOS received a letter from Brobeck Phleger & Harrison, outside legal counsel to Synopsys, in response to the Notice under Section 5.2 of the Merger Agreement provided by IKOS' legal counsel to Synopsys on December 12, 2001. The letter urges the IKOS Board to reconsider the determination by the IKOS Board that the Offer would result in a Superior Proposal. A copy of this letter is filed as Exhibit (a)(5)(K) to this Statement and is incorporated herein by reference.

Recommendation of the Board of Directors

    After being advised of the Offer, the IKOS Board held meetings on December 8, December 10, December 12, December 18 and December 19, 2001 to consider the Offer. At its meeting on December 12, 2001 the IKOS Board unanimously determined in good faith (after consultation with Needham & Company and after considering all terms and conditions of the Offer, including the likelihood and timing of its consummation) that the Offer would result in a transaction more favorable to IKOS stockholders from a financial point of view than the Merger (a "Superior Proposal" under the Merger Agreement). This determination was made in compliance with IKOS' obligations pursuant to Section 5.2 of the Merger Agreement. The IKOS Board also determined that the Offer appeared to be bona fide. As further described in "Background" and as required in the Merger Agreement, the IKOS Board communicated these determinations to Synopsys by a letter dated December 12, 2001. The IKOS Board noted, however, that the Offer included a condition, the Termination Condition, that could not be satisfied.

    At its meeting on December 18, 2001 meeting, the IKOS Board unanimously determined to recommend that IKOS stockholders reject the Offer and not tender their shares in the Offer. The IKOS Board also unanimously reaffirmed its recommendation of the Merger Agreement and the Merger and determined to recommend that IKOS stockholders to vote their Shares in favor of the adoption of the Merger Agreement and approval of the Merger. The IKOS Board unanimously reaffirmed its recommendations at its meeting on December 19, 2001. Additional information regarding the Merger, including the factors considered by the IKOS Board in its approval of the Merger Agreement and its recommendation that the IKOS stockholders approve the Merger, is contained in the proxy statement/prospectus filed as part of the registration statement on Form S-4 filed by Synopsys with the SEC on August 9, 2001 and amended on October 18, 2001 (the "Proxy Statement") available at the following website: http://www.sec.gov.

Reasons for IKOS Board Recommendation

    In determining that the Offer would result in a Superior Proposal as defined under the Merger Agreement, in recommending that IKOS stockholders reject the Offer and not tender their Shares in the Offer and in reaffirming its recommendation of the Merger and the Merger Agreement, the IKOS Board considered a number of factors. The material factors considered by the IKOS Board and the reasons for its recommendations are as follows:

Determination That Offer Would Result In A Superior Proposal As Defined Under the Merger Agreement

    For the reasons described below, the IKOS Board determined in good faith, after consultation with Needham & Company and after considering all terms and conditions of the Offer, including the likelihood and timing of its consummation, that the Offer would result in a transaction more favorable to IKOS stockholders from a financial point of view than the Merger. In reaching this conclusion, the

IKOS Board considered, among other things, presentations by IKOS' financial advisor, Needham & Company, and its discussions with IKOS management concerning IKOS' business and prospects. Needham & Company was not asked for and did not render an opinion in connection with the IKOS Board's review of the Offer, but provided financial analyses comparing the Offer to the Merger which are summarized below.

    Comparison of Financial Terms.  The IKOS Board noted that holders of Shares would receive $11.00 per share in cash in the Offer, if consummated, while under the Merger IKOS stockholders would receive $6.00 per share in Synopsys Common Stock, par value $0.01 ("Synopsys Common Stock"), plus "Contingent Consideration" ranging between $0.00 and $14.00 per share, depending on IKOS' financial performance during a twelve month Measurement Period ending on June 30, 2002.

    Summary of Contingent Consideration Determination.  The amount of Contingent Consideration to be paid under the Merger Agreement is based on the lower of the purchase price per IKOS share determined by revenue plus change in backlog or the purchase price per IKOS share determined by profit before tax, or PBT, with one exception. If the purchase price per IKOS share determined by PBT is lower than the purchase price per IKOS share determined by revenue plus change in backlog but the same or higher than the purchase price per IKOS share determined by revenue without regard to change in backlog, the purchase price per IKOS share will be determined by revenue plus change in backlog.

    The formulas contained in the Merger Agreement provide for proportionate increases in the purchase price per IKOS share as revenue, revenue plus change in backlog or PBT increase from one level to the next. If the purchase price per IKOS share is determined by revenue plus change in backlog, for each $1 million increase in IKOS revenue plus change in backlog between $50 million and $90 million, the purchase price per IKOS share will increase by 30 cents per share from a base of $6 per share and for each $1 million increase in IKOS revenue plus change in backlog between $90 million and $100 million, the purchase price per IKOS share will increase by 20 cents per share. If the purchase price per IKOS share is determined by PBT, for each $500,000 increase in IKOS PBT between - $10 million and $0, the purchase price per IKOS share will increase by 30 cents per share from a base of $6 per share, for each $500,000 increase in IKOS PBT between $0 and $8 million, the purchase price per IKOS share will increase by 18.75 cents per share and for each $500,000 increase in IKOS PBT between $8 million and $18 million, the purchase price will increase by 25 cents per share.

    The IKOS Board also noted that the terms of the Merger Agreement limit the amount of change in backlog which will be counted in determining Contingent Consideration for given amounts of revenue, as follows:

Revenue during the Measurement Period	Limit on Change in Backlog
Less than $50 million	$0
Between $50 million and $60 million	$1 million
Between $60 million and $70 million	$3 million
Between $70 million and $80 million	$5 million
Between $80 million and $90 million	$8 million
Over $90 million	$10 million

    The definitions of PBT and revenue plus change in net backlog in the Merger Agreement have important exclusions and limitations and may differ materially from revenue and income (loss) before provision for income taxes reported in IKOS' financial statements. For further information concerning the calculation of Contingent Consideration, including these definitions, see the more complete discussion in the Proxy Statement and the Merger Agreement.

    The consideration to be paid in the Merger is in the form of Synopsys common stock with a value equal to $6.00 per share plus Contingent Consideration, with the number of shares of Synopsys common stock based on the average last sale price per share of Synopsys common stock for the 10 full trading-day period ending on the fifth full trading day prior to the closing date of the Merger.

    Summary of Needham Analyses.  Needham & Company presented to the IKOS Board analyses which compared the Offer to the Merger, assuming for this purpose that consideration to be paid in the Merger would include Contingent Consideration based on various scenarios, including a case in which IKOS achieved management's current revenue plan of $67 million for the Measurement Period and had backlog on June 30, 2002 of at least $3 million (the maximum dollar amount of backlog for which IKOS would receive credit toward the amount of Contingent Consideration to be paid if IKOS revenues during the Measurement Period were $67 million), and scenarios in which IKOS achieved revenue less than plan by 5%, 10% and 25%, respectively, with certain adjustments in assumed backlog. For purposes of this analysis, Needham & Company assumed, based on management's representations, that IKOS would achieve the PBT target required for the Contingent Consideration at each respective revenue level, so that revenue and change in backlog would be the determining factors for the amount of Contingent Consideration paid under the Merger Agreement. The IKOS Board concluded this assumption was reasonable, based on management's representations.

    IKOS management informed Needham & Company and the IKOS Board that management's revenue plan was prepared solely for internal use, for budgeting and other management decisions, and is inherently uncertain and subjective and susceptible to periodic revision based on actual experience and business developments, and is based on numerous assumptions, including assumptions with respect to product mix, pricing, product costs, planned product introductions, maintenance revenues, demand, changes in the competitive landscape, technological shifts, IKOS' ability to retain its skilled workforce, industry performance and general economic conditions, all of which are difficult to predict, and many of which are beyond IKOS' control. There can be no assurance that IKOS will achieve any of the revenue scenarios set forth in the Needham & Company analyses, actual results could be materially greater or less than any of these scenarios, and the achievement of the plan or any related level of profit before tax is subject to numerous risks, set forth in the Proxy Statement under the heading "Risk Factors—Risks Relating to IKOS" and incorporated herein by reference. Neither IKOS nor Needham & Company makes any representation as to the ultimate performance of IKOS compared to management's plan, and IKOS does not intend to update or revise the analyses presented here to reflect circumstances occurring after the date even in the event that any or all of the assumptions underlying the revenue plan are shown to be in error.

    The IKOS Board took note that the Offer was scheduled to close on January 8, 2002, unless extended, while the Merger was scheduled to close no earlier than July 15, 2002. The Needham & Company analyses calculated the present value as of January 7, 2002 of the consideration to be paid under the Merger using a 12.53% discount rate. The discount rate used represented IKOS' cost of equity reported as of December 10, 2001 prorated for a six-month period ending on July 15, 2002 based on publicly available information from Bloomberg L.P.

    The IKOS Board also took note that the Offer is a taxable transaction to holders of Shares while the Merger is intended to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code, as amended. The Needham & Company analysis estimated the tax basis for groups of stockholders and included the tax effect of the Offer for a representative stockholder in the analysis. The IKOS Board also recognized that it was impossible to determine the tax effect of the Offer due to the different circumstances of IKOS stockholders, but concluded that the tax effect presented represented a reasonable approach for comparing the Offer to the Merger.

    The following table sets forth the Needham & Company analysis comparing consideration payable in the Merger in the four revenue and change in backlog scenarios outlined above to the consideration to be paid in the Offer:

ALTERNATIVE A(1)(5)

	Plan +$3.0MM backlog	Plan – 5% +$3.0MM backlog	Plan – 10% +$1.5MM backlog	Plan – 25% +$0.0MM backlog
Plan revenue	$67,359	$67,359	$67,359	$67,359
Revenue shortfall	$—	$(3,368)	$(6,736)	$(16,840)
Revenue shortfall as a percentage of last 2 quarters of plan	0%	-9%	-17%	-43%
Change in backlog	$3,000	$3,000	$1,500	$—

Total revenue + backlog	$70,359	$66,991	$62,123	$50,519

Synopsys proposal:
Price per share	$12.11	$11.10	$9.64	$6.16
Present value assuming 12.53% discount rate(2)	$11.39	$10.44	$9.07	$5.79
Mentor Graphics stated proposal:
Stated price per share	$11.00	$11.00	$11.00	$11.00
Percentage incr./decr. over present value of Synopsys' proposal	-3%	5%	21%	90%
After tax proceeds to representative stockholders(3)(4)	$10.88	$10.88	$10.88	$10.88
Percentage incr./decr. over present value of Synopsys' proposal	-4%	4%	20%	88%

Notes:

(1)
Does not account for the $5,500,000 termination fees of the Synopsys agreement

(2)
Present value as of January 7, 2002 of consideration assumed to be paid on July 15, 2002, based on a discount rate that equals IKOS' cost of equity as of December 10, 2001 based on publicly available information from Bloomberg L.P.

(3)
Representative stockholders represent those who bought shares at $10.41 per share, the volume weighted average price for all trading in the last five years

(4)
Assumes a capital gains tax of 20%

(5)
Plan revenue based on IKOS management forecasts

    In this analysis prepared by Needham & Company (1) the consideration to be paid in the Offer would be 4% lower than the consideration payable in the Merger if IKOS achieved plan revenues and at least $3 million in backlog; (2) the consideration to be paid in the Offer would be 4% higher than that payable in the Merger if IKOS achieves revenues which are 5% less than plan with at least $3 million in backlog; (3) the consideration to be paid in the Offer would be 20% higher than the consideration payable in the Merger if revenues are 10% less than plan with $1.5 million in backlog; and (4) the consideration to be paid in the Offer would be 88% higher than the consideration payable in the Merger if revenues are 25% less than Plan and assuming no backlog.

    In evaluating the financial terms for the Offer, the IKOS Board recognized that the Offer has a condition, the Termination Condition, that could not be satisfied. The IKOS Board determined that based on information available to it, the Offer appeared bona fide. The IKOS Board concluded that as the Offer appeared bona fide, eventually Mentor would either waive the Termination Condition, or alternatively, revise the Offer to provide IKOS stockholders aggregate consideration representing $11.00 per Share minus the $5.5 million termination fee, otherwise due on termination of the Merger Agreement, which would be the economic equivalent to Mentor of not paying the fee. Needham & Company provided a separate analysis of the Offer on this basis, comparing the consideration payable in the Merger under the four scenarios described above, to consideration payable in the Offer taking into account the deduction of the $5.5 million termination fee from the consideration payable to holders of Shares in the Offer. The following chart sets forth Needham & Company's analysis of this alternative:

ALTERNATIVE B(1)(6)

	Plan +$3.0MM backlog	Plan – 5% +$3.0MM backlog	Plan – 10% +$1.5MM backlog	Plan – 25% +$0.0MM backlog
Plan revenue	$67,359	$67,359	$67,359	$67,359
Revenue shortfall	$—	$(3,368)	$(6,736)	$(16,840)
Revenue shortfall as a percentage of last 2 quarters of plan	0%	-9%	-17%	-43%
Change in backlog	$3,000	$3,000	$1,500	$—

Total revenue + backlog	$70,359	$66,991	$62,123	$50,519

Synopsys proposal:
Price per share	$12.11	$11.10	$9.64	$6.16
Present value assuming 12.53% discount rate(2)	$11.39	$10.44	$9.07	$5.79
Mentor Graphics effective proposal:
Implied effective value per share(3)	$10.40	$10.40	$10.40	$10.40
Percentage incr./decr. over present value of Synopsys' proposal	-9%	0%	15%	80%
After tax proceeds to representative stockholders(4)(5)	$10.40	$10.40	$10.40	$10.40
Percentage incr./decr. over present value of Synopsys' proposal	-9%	0%	15%	80%

Notes:

(1)
Assumes that the $5,500,000 termination fees of the Synopsys agreement results in a reduction of offer consideration payable to IKOS stockholders

(2)
Present value as of January 7, 2002 of consideration assumed to be paid on July 15, 2002, based on a discount rate that equals IKOS' cost of equity as of December 10, 2001 based on publicly available information from Bloomberg L.P.

(3)
Assumes 9,140,000 basic shares outstanding as of September 30, 2001

(4)
Representative stockholders represent those who bought shares at $10.41 per share, the volume weighted average price for all trading in the last five years

(5)
Assumes a nominal capital gains benefit for the median investor

(6)
Plan revenue based on IKOS management forecasts

    In this analysis prepared by Needham & Company (1) the consideration to be paid in the Offer would be 9% lower than the consideration payable in the Merger if plan revenues were achieved and IKOS had at least $3 million in backlog, (2) the consideration to be paid in the Offer would be no different than that payable in the Merger if IKOS achieved revenues 5% less than plan but had $3 million in backlog, (3) the consideration to be paid in the Offer would be 15% higher than the consideration payable in the Merger if IKOS achieved revenues 10% less than plan with $1.5 million in backlog and (4) the consideration to be paid in the Offer would be 80% higher than consideration payable in the Merger if IKOS achieved revenues 25% less than plan.

    IKOS Board Evaluation of Financial Terms.  The IKOS Board recognized that it was impossible to predict IKOS' financial performance for the Measurement Period and therefore difficult to compare the Offer with the Merger on financial terms. However, the IKOS Board believed that the range of possible revenues and backlog presented in the Needham & Company analyses represented a realistic range of alternative scenarios for revenue and change in backlog. The IKOS Board acknowledged that, while it was impossible to predict actual revenues for the Measurement Period, it was unreasonable to expect revenues greatly in excess of management's plan, taking into account that the plan represented 30.1% and 31.8% sequential growth in revenues in the last two quarters of the Measurement Period. The IKOS Board took note that in both Needham & Company analyses, the lowest revenues presented were 25% lower than plan, which was the minimum level of revenues required to meet the financial performance condition in the Merger, and that if IKOS achieved revenues less than 25% lower than plan, the financial performance condition to the Merger would not be met.

    The IKOS Board recognized that under both analyses the consideration to be paid in the Merger would be higher than that to be paid in the Offer if plan revenues and backlog of $3 million were achieved. The IKOS Board discussed with management IKOS' prospects for achieving plan revenues and $3 million in backlog by the end of the Measurement Period and took note that the achievement of plan revenues required an economic recovery affecting buying decisions of IKOS customers in early 2002. The IKOS Board also recognized that IKOS had experienced significant shortfalls from management's revenue plan at the time the Merger was being negotiated as a result of deteriorating economic conditions, and particularly the difficult environment for semiconductor capital equipment suppliers like IKOS. Management advised that there was essentially no visibility for business prospects beyond the current quarter. The IKOS Board recognized that there continued to be considerable uncertainty about the duration and depth of the current economic downturn and that a recovery affecting semiconductor capital equipment suppliers in early 2002 was uncertain at best. The IKOS Board concluded that there was significant risk associated with the revenue plan. The IKOS Board recognized that the consideration paid in the Merger was directly tied to achievement of the revenue plan, with its associated risk, which compared unfavorably to the fixed consideration provided by the Offer.

    Conditions.  The IKOS Board then considered the conditions to the Offer compared to the conditions of the Merger. In determining whether the Offer would result in a Superior Proposal in the future, which is a determination which includes a future outlook, the IKOS Board concluded that eventually the Termination Condition would likely be waived or the Offer would be revised so that the aggregate would be reduced by the $5.5 million fee.

    The IKOS Board took note of the numerous other conditions to the Offer, including a material adverse change condition in the Offer less favorable than the material adverse change condition in the Merger Agreement (due to lack of standard carve-outs from the definition of material adverse change), provisions in the Offer in the nature of operating covenants potentially more restrictive than the operating covenants in the Merger Agreement, and a condition that there shall not have occurred a commencement of war, armed hostilities, terrorist attacks or other international or national calamities involving the United States, or a material worsening thereof, a condition which could render the Offer illusory given the current international and national security environment. The IKOS Board also took note that the Offer remained subject to clearance by both U.S. and European Union antitrust authorities, while the U.S. antitrust HSR waiting period had expired on December 14, 2001 with respect to the Merger. The IKOS Board concluded that if negotiations were to proceed with Mentor, these conditions to the Mentor Offer could likely be appropriately modified or satisfied.

    The IKOS Board then reviewed the conditions to the Merger. The IKOS Board discussed, in particular, the conditions of the Merger that IKOS must achieve $50 million in revenues and a loss no greater than $10 million (determined in accordance with the definition of profit before tax under the Merger Agreement) during the Measurement Period. The IKOS Board acknowledged that it was possible IKOS would not achieve this condition as a result of difficult economic conditions particularly affecting semiconductor capital equipment suppliers like IKOS and that the satisfaction of this condition was not entirely in IKOS' control. The IKOS Board also discussed the employee retention condition set forth in the Merger Agreement and acknowledged that satisfaction of this condition was not in IKOS' control. The IKOS Board acknowledged that the later closing of the Merger compared to the proposed completion date for the Offer provided an additional element of risk for the Merger relating to satisfaction of the condition that no material adverse effect had occurred and relating to IKOS' ability to comply with the operating covenants. The IKOS Board also noted the condition that IKOS stockholders approve the Merger and concluded that this condition was not likely to be met if the Offer was pending in its current form at the time of an IKOS stockholder meeting to approve the

Merger on its current terms. The IKOS Board concluded that there were significant risks associated with the conditions to the Merger affecting likelihood of consummation that were not present in the Offer.

    Determination That Offer Would Result In A Superior Proposal.  After considering the financial and other terms and conditions of the Offer and the Merger, including the likelihood and timing of the consummation of each of the transactions, the IKOS Board concluded that the Offer would result in a Superior Proposal. The IKOS Board communicated this determination by letter dated December 12, 2002 to Synopsys as required under the Merger Agreement.

Determination to Recommend Rejection of Offer and Reaffirmation of Merger

    Although the IKOS Board concluded that the Offer would result in a Superior Proposal, the IKOS Board took note of the Termination Condition contained in the Offer. The IKOS Board understood that the Termination Condition required that no fee could be paid by IKOS in connection with the termination of the Merger Agreement. The IKOS Board had negotiated a provision in the Merger Agreement permitting IKOS to terminate the Merger Agreement in favor of a Superior Proposal upon a determination by the IKOS Board that it desired to enter into a written agreement providing for such a Superior Proposal and had notified Synopsys of such desire, assuming two additional conditions are met. IKOS must, in connection with the termination of the Merger Agreement (which must precede IKOS entering into an agreement relating to the Superior Proposal), pay a termination fee of $5.5 million (if prior to a stockholder vote on the Merger). Further, IKOS must have given Synopsys a five business day period in which Synopsys had the right to make a proposal, and the IKOS Board must determine that the competing proposal (here, the Offer) remains a Superior Proposal (as defined in the Merger Agreement) at the end of the five business day period. In any case, IKOS is obligated under the Merger Agreement to pay the fee on a termination by IKOS in connection with a Superior Proposal. Accordingly, the IKOS Board concluded that the Termination Condition could not be satisfied by any action by IKOS permitted under the Merger Agreement. Moreover, the IKOS Board believes that the termination fee is lawful and consistent with the IKOS Board's fiduciary duties.

    The IKOS Board believes that the provision in the Merger Agreement permitting IKOS to terminate the Merger Agreement in favor of a Superior Proposal is consistent with its fiduciary duties and benefits IKOS stockholders. The IKOS Board noted that under the Merger Agreement, in addition to payment of a termination fee, IKOS' right to terminate for a Superior Proposal is predicated on a determination by IKOS that it desires to enter into a written agreement covering the Superior Proposal. Mentor has not provided a merger agreement for review by the IKOS Board, and therefore this requirement of the termination provision cannot be satisfied. The IKOS Board recognized that the requirement of a negotiated written agreement from the competing bidder prior to a termination of the Merger Agreement is a protection for the IKOS stockholders. If IKOS has not negotiated an acquisition agreement with Mentor (to be entered into immediately upon the termination of the Merger Agreement), the Offer could be unilaterally withdrawn by Mentor after a termination of the Merger Agreement or, alternatively, Mentor could unilaterally reduce the consideration payable in the Offer. In such an event the Merger Agreement could have been terminated (and the termination fee paid) with no alternative transaction for IKOS stockholders. Although IKOS has no reason to believe the Offer is not bona fide, the requirement of a written acquisition agreement addresses the risk that the Merger Agreement could be terminated without an alternative transaction from Mentor being assured. The IKOS Board took into account the fact that Mentor might be benefitted by an outcome where neither Synopsys nor Mentor acquired IKOS. In addition, the IKOS Board took into account that Mentor has on three previous occasions commenced discussions with IKOS towards a possible acquisition, but withdrew from these discussions shortly after commencement of each set of discussions. The IKOS Board took into account that although it was Mentor's unsolicited indication of interest in April 2001 that initiated the bidding process that culminated in the execution of the Merger Agreement, Mentor refused to enter into the form of nondisclosure agreement provided by

Needham & Company as part of the bidding process, or participate in the bidding process in any way after submitting its indication of interest to IKOS. The IKOS Board believes that it is essential to protect IKOS stockholders that there be an agreement negotiated between Mentor and IKOS prior to any termination of the Merger Agreement.

    The IKOS Board also understood that the five business day period for Synopsys to respond to an IKOS request for termination has not commenced, because IKOS has not received any proposed acquisition agreement from Mentor and the IKOS Board cannot determine that it desires to enter into a nonexistent agreement. IKOS is not in a position to request a termination of the Merger Agreement in favor of the Offer at this time, in view of the lack of a negotiated acquisition agreement with Mentor and the Termination Condition, which cannot be satisfied. The IKOS Board also believes that the termination provision under the Merger Agreement benefits stockholders by providing Synopsys with an opportunity to revise the terms of the Merger in favor of the IKOS stockholders, including terms relating to deal value and deal certainty.

    The IKOS Board also was aware that in Mentor's letter dated December 6, 2001, Mentor made reference to the terms of Section 5.2 of the Merger Agreement and expressed a desire for prompt access to information concerning IKOS and an expectation that Mentor would, following due diligence, enter into definitive documentation for the transaction. The IKOS Board noted that Mentor's willingness to enter into definitive documentation is subject to "satisfactory completion of confirmatory due diligence" and there is no assurance that a satisfactory definitive agreement could be negotiated with Mentor.

    Section 5.2 of the Merger Agreement provides that IKOS can engage in discussions with Mentor, and provide nonpublic information and access, if the IKOS Board makes the determinations set forth above and if prior to any such discussions for providing information or access, Mentor becomes a party to a nondisclosure agreement no less restrictive than the Confidentiality Agreement. On December 12, 2002, following the determination by the IKOS Board that the Offer would result in a Superior Proposal, IKOS delivered a nondisclosure agreement to Mentor identical to the confidentiality agreement between Synopsys and IKOS. This nondisclosure agreement contains a two-year standstill (that is, an agreement by Mentor that it will not acquire shares or otherwise take actions to acquire control of IKOS or influence the IKOS Board other than with the consent of IKOS) and a two-year nonsolicitation covenant (that is, an agreement that Mentor not solicit employees of IKOS for employment opportunities with Mentor). Mentor had entered into a nondisclosure agreement with similar covenants in June 2000; however, the covenants in Mentor's June 2000 nondisclosure agreement were for a six month, rather than a two year period as provided in the nondisclosure agreement tendered by IKOS in its December 2001 letter, and in any case those covenants in the June 2000 nondisclosure agreement have expired and are inapplicable to current discussions. Mentor refused to sign the identical agreement signed by Synopsys in May 2001, even though Mentor was previously willing to sign a nondisclosure agreement with similar terms (but shorter standstill and nonsolicitation covenants). To date Mentor has not executed the nondisclosure agreement proferred on December 12, 2001. On December 18, 2001, Mentor, through its outside counsel, requested a waiver of certain provisions, including the standstill and nonsolicitation covenants, of the nondisclosure agreement in favor of Mentor, Synopsys and any other third party that executed the proffered nondisclosure agreement. The IKOS Board, after consultation with outside legal counsel, concluded on December 18, 2001 that the proposed waiver would potentially violate IKOS' obligations under Section 5.2 of the Merger Agreement and in any case that the waiver would not be in the best interest of IKOS and its stockholders, in light of the fact that the provisions for which waiver was requested continue to benefit IKOS and its stockholders. IKOS' outside legal counsel advised Mentor's outside counsel of this determination on that same date.

    So long as Mentor does not enter into a nondisclosure agreement with terms no less restrictive to Mentor as are applicable to Synopsys, the Merger Agreement prohibits IKOS from delivering nonpublic information to Mentor and from entering into discussions with Mentor. IKOS believes this provision of the Merger Agreement is lawful and consistent with the IKOS Board's fiduciary duties because any future bidder, including Mentor, is being treated the same as Synopsys, which is subject to the standstill and nonsolicitation covenants. The IKOS Board took note that these provisions are typical as part of a nondisclosure agreement and are intended to assure that any party that receives nonpublic information will negotiate directly with the IKOS Board, who will be in the best position to maximize stockholder value by negotiating with all parties for the most favorable transaction for IKOS stockholders, and that the diligence process does not result in loss of key employees. The IKOS Board believes that, by requiring any bidder to adhere to the same standstill provisions as are applicable to Synopsis, the IKOS Board is encouraging each bidder to put forward their highest bid, enabling the IKOS Board to negotiate the most favorable transaction, and by requiring the nonsolicitation covenant the IKOS Board is protecting the IKOS employment relationships for the benefit of IKOS stockholders.

    The IKOS Board understood that Mentor would need to withdraw its pending tender offer to comply with the standstill covenant in the proffered nondisclosure agreement. However, the IKOS Board believed that Mentor did not need to maintain the unsolicited tender offer to consummate a successful acquisition of IKOS. Mentor could have communicated its proposal to acquire IKOS without commencing a tender offer, and executed the proffered nondisclosure agreement. In this event discussions could proceed as to the terms of a merger agreement, subject to Synopsys' right to match or top a bid by Mentor. Although Mentor has been unwilling in the past to be subject to a bidding process, such a process benefits IKOS stockholders. The IKOS Board recognized that IKOS could not terminate the Merger Agreement without negotiating an acceptable agreement with Mentor, but that Mentor's actions (by commencing the Offer and not executing the nondisclosure agreement), not those of IKOS, have foreclosed such discussions or negotiations at this time. The IKOS Board recognized that if the Merger Agreement were terminated, IKOS would have no alternative agreement with Mentor. A negotiated agreement is necessary because the Offer is subject to numerous conditions which would allow Mentor unilaterally to withdraw the Offer or reduce the consideration payable pursuant to the Offer. The IKOS Board determined that it was in the best interests of IKOS stockholders for IKOS to continue to comply with its obligations under the Merger Agreement.

    The IKOS Board recognized that until Mentor waives the Termination Condition or otherwise revises the Offer, the Offer cannot be consummated, even though the IKOS Board determined in good faith that the Offer would result in a Superior Proposal. Although Mentor is challenging the fee in Delaware court, the IKOS Board believes the termination fee is lawful and consistent with the IKOS Board's fiduciary duties. IKOS is unable to waive Synopsys' contractual right to receive the termination fee otherwise due under the Merger Agreement. Accordingly, the Termination Condition cannot be satisfied, and the Offer cannot be closed without action by a third party (Mentor, Synopsys or the Delaware courts) not under IKOS' control. The IKOS Board concluded that as a result of the Termination Condition and the lack of a negotiated merger agreement from Mentor, IKOS stockholders should not tender their Shares in the Offer as the Offer cannot be consummated. Accordingly, the IKOS Board determined to recommend that stockholders reject the Offer and not tender their Shares. The IKOS Board had previously approved the Merger Agreement as fair to and in the best interest of IKOS stockholders and IKOS continues to have a valid Merger Agreement with Synopsys. Accordingly, the IKOS Board also determined to reaffirm its recommendation of the Merger and the Merger Agreement for the reasons set forth in the Proxy Statement.

Intent to Tender

    To IKOS' knowledge, none of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer any of the Shares held of record or beneficially owned by them.

The officers and directors of IKOS are parties to Voting Agreements pursuant to which they are each prohibited from tendering Shares pursuant to the Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

    Needham & Company, Inc.

    Needham & Company, Inc. ("Needham & Company") has been retained by IKOS as its exclusive financial adviser in connection with a Transaction, as that term is defined below. Pursuant to the terms of the Needham & Company engagement letter dated June 28, 2000 (the "Needham Engagement Letter"), IKOS agreed to pay Needham & Company $200,000 upon the announcement of the signing of a definitive agreement to effect a Transaction. Upon consummation of a Transaction, Needham & Company will receive an additional transaction fee equal to 0.75% of the aggregate purchase price paid in the Transaction up to $150 million, plus 1.5% of the aggregate purchase price in excess of $150 million, subject to a minimum success fee of $750,000, against which $200,000 of the initial fees would be credited. IKOS has also agreed to reimburse Needham & Company for its reasonable out-of-pocket expenses and to indemnify it against specified liabilities relating to or arising out of services performed by Needham & Company as financial advisor to IKOS. Pursuant to the Needham Engagement Letter, "Transaction" means (a) any merger, consolidation, reorganization, or other business combination pursuant to which the business of IKOS is combined with that of another party (the "Other Party"), including, without limitation, any joint venture, (b) the acquisition, directly or indirectly, by the Other Party of all or a substantial portion of the assets of, or of any right to all or a substantial portion of the revenues or income of, or more than 50% of the outstanding capital stock of, IKOS by way of a negotiated purchase, lease, license, exchange, joint venture, tender offer, exchange offer or other means, or (c) the formation of a joint venture, corporate partnership, strategic alliance or similar arrangement, including but not limited to development, distribution, manufacturing and license agreements, or the acquisition, directly or indirectly, of less than 50% of the capital stock or the assets of IKOS by way of a negotiated purchase or otherwise.

    In connection with the Merger, IKOS has paid or agreed to pay Needham & Company $200,000 for financial advisory services and $150,000 for rendering the Needham & Company opinion. Upon consummation of the Merger, Needham & Company will receive an additional transaction fee equal to 0.75% of the aggregate purchase price up to $150 million paid in the merger, plus 1.5% of the aggregate purchase price in excess of $150 million, subject to a minimum success fee of $750,000, against which $200,000 of the initial fees would be credited.

    Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is frequently engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company was retained by the IKOS Board to act as financial advisor to IKOS in connection with the Merger and the Offer based on Needham & Company's experience as a financial advisor in mergers and acquisitions as well as Needham & Company's familiarity with the electronic design automation industry. Needham & Company has had no other investment banking relationship with IKOS during the past two years. Needham Emerging Growth Partners, an affiliate of Needham & Company, currently owns 25,000 shares of IKOS common stock. In the normal course of business, Needham & Company may actively trade the equity securities of IKOS, Synopsys or Mentor for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in those securities.

  Georgeson Shareholder Communications

    IKOS has retained Georgeson Shareholder Communications to assist IKOS in connection with communications with stockholders and to provide other services in connection with the Offer. IKOS will pay Georgeson Shareholder Communications reasonable and customary fees for its services, reimburse them for their reasonable expenses and provide customary indemnities.

Item 6. Interest in Securities of the Subject Company.

    During the past 60 days no transaction in the Shares has been effected by IKOS, or to the best of IKOS's knowledge, by any executive officer, director, affiliate or subsidiary of IKOS, except that, according to a Schedule 13D filed by Mentor with the Securities and Exchange Commission on December 7, 2001, Mentor has purchased 411,600 shares of IKOS common stock through open market purchases in the following transactions, all of which were effected in the over-the-counter market:

Date	Number of Shares	Range of Price per Share*
11/27/01	53,400	$6.33 - $5.895
11/28/01	55,500	$6.54 - $6.2797
11/29/01	93,200	$7.55 - $6.54
11/30/01	39,300	$7.48 - $7.24
12/03/01	26,350	$7.50 - $7.31
12/04/01	14,750	$7.45 - $7.3594
12/05/01	8,800	$7.48 - $7.39
12/06/01	120,300	$7.95 - $7.48

*
Excluding commissions.

Item 7. Purposes of the Transaction and Plans or Proposal.

    (a) Except as set forth in this Statement or in the Proxy Statement, no negotiations are being undertaken or are underway by IKOS in response to the Offer which relate to a tender offer or other acquisition of IKOS' securities by IKOS, any subsidiary of IKOS or any other person.

    (b) Except as set forth in this Statement or in the Proxy Statement, IKOS is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization involving IKOS or any subsidiary of IKOS; (ii) a purchase, sale or transfer of a material amount of assets by IKOS or any subsidiary of IKOS; or (iii) any material change in the present capitalization, indebtedness or dividend rate or policy of IKOS.

    (c) Except as set forth in this Statement or in the Proxy Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in paragraphs (a) and (b) of this Item 7.

Item 8. Additional Information.

  Litigation Concerning the Offer

    On December 6, 2001, Mentor and Purchaser filed a lawsuit in the Court of Chancery of the State of Delaware against IKOS, the IKOS Board, Synopsys and Oak Merger Corporation ("Oak"), C.A. No. 19299 (filed as Exhibit (a)(5)(B) to this Statement and incorporated herein by this reference). This lawsuit alleges, among other things, that the termination fee set forth in the Merger Agreement is unreasonable, that certain operating restrictions and other conditions set forth in the Merger Agreement impose onerous restrictions on the authority of the IKOS Board to manage IKOS and that the no-shop provision set forth in the Merger Agreement insofar as it is operative after IKOS stockholders approve the Merger Agreement is too onerous. This lawsuit further alleges that the members of the IKOS Board breached their fiduciary duties in connection with the Merger Agreement and that Synopsys and Oak aided and abetted such breaches. This lawsuit seeks, among other things, injunctive and declaratory relief, including, an order enjoining the enforcement of the no-shop provisions and termination fee in the Merger Agreement, and unspecified damages.

    On December 7, 2001, Mentor and Purchaser filed a lawsuit in the United States District Court for the District of Delaware against IKOS, Case No. 01-809 (filed as Exhibit (a)(5)(C) to this Statement and incorporated herein by this reference). This lawsuit seeks an order and judgment from the Court declaring that the Offer and Schedule TO and Mentor's Schedule 13D are not in violation of the federal securities laws and that Mentor did not violate federal insider trading laws when it purchased from the open market shares of IKOS' stock beginning in July 2001 and when it made the Offer.

    On December 7, 2001, Sheldon Pittlemen, an alleged stockholder of IKOS, filed an alleged class action lawsuit in the Court of Chancery of the State of Delaware against IKOS and the IKOS Board, C.A. No. 19300 (filed as Exhibit (a)(5)(D) to this Statement and incorporated herein by this reference). This lawsuit generally alleges that the members of the IKOS Board breached their fiduciary duties in connection with the Merger Agreement. It seeks injunctive relief and unspecified damages on behalf of all stockholders of IKOS.

    On Monday, December 10, 2001, Ernest Hack, another alleged stockholder of IKOS, filed an alleged class action lawsuit in the Court of Chancery of the State of Delaware against IKOS, the IKOS Board and Synopsys, C.A. No. 19305 (filed as Exhibit (a)(5)(E) to this Statement and incorporated herein by this reference). While not identified as such in the caption of the complaint, the body of the complaint describes Mentor as a defendant. This lawsuit alleges that the members of IKOS' Board failed to properly consider and act upon the Offer, which was made on Thursday, December 6, 2001. It also alleges that IKOS failed to solicit offers before entering the Merger Agreement. The lawsuit alleges that, as a result of the foregoing among other things, the members of IKOS' Board breached their fiduciary duties and seeks injunctive relief and unspecified damages.

    On December 10, 2001, Robert Ferronte, another alleged stockholder of IKOS, filed an alleged class action lawsuit in the Court of Chancery of the State of Delaware against IKOS and the IKOS Board, C.A. No. 19307 (filed as Exhibit (a)(5)(F) to this Statement and incorporated herein by this reference). This lawsuit generally alleges, among other things, that the members of the IKOS Board breached their fiduciary duties by allegedly failing to fully inform themselves about Mentor's interest in acquiring IKOS. The complaint further alleges that IKOS' poison pill permits the IKOS Board to manipulate IKOS to the detriment of IKOS' stockholders and to perpetuate its control over IKOS' business and operations. The lawsuit seeks injunctive relief.

    IKOS believes that these lawsuits are without merit and intends to vigorously contest each lawsuit.

  Antitrust Matters

    Under the Hart-Scott-Rodino Antitrust Improvements Act ("HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless specified information has been furnished to the Antitrust Division (the "Antitrust Division") of the United States Department of Justice (the "DOJ") and the FTC and waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to such requirements.

    On December 6, 2001, IKOS received from Mentor written notice (the "Mentor Letter") that Mentor would file a Premerger Notification and Report Form ("Notification Form") with the FTC and DOJ under the HSR Act on or about December 10, 2001. Pursuant to the HSR Act IKOS is required to file its own Notification Form no later than ten days following the date that Mentor files its Notification Form with the DOJ and FTC in connection with the Offer. The Mentor Letter is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

    Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may not be consummated until the expiration of a 15 day waiting period following filing of the Notification Form by Mentor. Such waiting period may be extended by a request from the FTC or the DOJ for additional information or documentary material prior to the expiration of the waiting period. If either the FTC or the DOJ were to request additional information or documentary material from Mentor with respect to the Offer, the waiting period with respect to the Offer would expire at 11:59 p.m., New York City time, on the first business day which is at least ten calendar days after the date of substantial compliance with such request. Thereafter, the waiting period could be extended only by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. It is a condition to the Offer that the HSR Act waiting period applicable to the Offer expires or is terminated.

    The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of Mentor or IKOS or any of their respective subsidiaries. State attorneys general may also bring legal actions under the antitrust laws, and private parties may bring such actions under certain circumstances.

    There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

    IKOS and certain of its subsidiaries conduct business in foreign countries where regulatory filings or approvals under antitrust and other laws may be required or desirable in connection with the consummation of the Offer and the Proposed Merger. According to the Schedule TO, after commencement of the Offer, Mentor and Purchaser will seek further information regarding the applicability of any such laws and currently intend to take such action as may be required or desirable. According to the Schedule TO, if any government or governmental authority or agency takes any action prior to the completion of the Offer that, in the sole judgment of Purchaser, might have certain adverse effects, Purchaser will not be obligated to accept for payment or pay for any Shares tendered.

  The Rights Agreement

    Pursuant to a Rights Agreement between IKOS and Manufacturers Hanover Trust Company of California dated January 27, 1992 (the "Original Rights Agreement"), the IKOS Board declared a dividend distribution of one Preferred Stock Purchase Right (collectively, the "Rights") for each outstanding share of common stock of IKOS as of February 10, 1992 to stockholders of record as of the close of business on that date. Effective January 22, 1999, the IKOS Board approved certain changes to the Original Rights Agreement, which was amended and restated pursuant to the Amended and Restated Rights Agreement between IKOS and Fleet National Bank (f/k/a) Bank Boston, N.A. dated January 22, 1999 (the "Rights Agreement"). The following description does not purport to be a complete description of the Rights Agreement and is qualified in its entirety by reference to the description in IKOS' Form 8-A-12G/A filed with the SEC on February 3, 1999 and amended August 9, 2001.

    Initially, the Rights under the Rights Agreement are attached to outstanding certificates representing common stock and no separate certificates representing the Rights will be distributed. The Rights will separate from common stock and be represented by separate certificates upon the earlier of (a) the tenth business day after the first date of a public announcement that a person or group (an "Acquiring Person") has acquired beneficial ownership of securities of IKOS representing 15% of more of the outstanding common stock of IKOS or (b) on the tenth business day following the commencement of a tender offer, the consummation of which would result in the beneficial ownership of 15% or more of the outstanding common stock of IKOS (or such later date as may be determined by action of the IKOS Board prior to such person becoming an Acquiring Person) (the "Distribution Date").

    The Offer would have resulted in a Distribution Date under the Rights Agreement. At its meeting on December 8, 2001 the IKOS Board adopted a resolution to defer the occurrence of a Distribution Date relating to the commencement of the Offer to the time immediately prior to the closing of the Offer.

    As soon as practicable following the Distribution Date, the Rights will separate from IKOS' common stock and certificates representing the Rights will be mailed to record holders of the common stock. Once distributed, the Rights certificates alone will represent the Rights.

    All shares of IKOS common stock issued prior to the Distribution Date will be issued with the Rights attached. The Rights are not exercisable until the date the Rights separate from the common stock. The Rights will expire on the earliest to occur of January 22, 2009, the redemption or exchange of the Rights, or immediately prior to the Effective Time as defined in the Merger Agreement.

    If an acquiror obtains or has the right to obtain 15% or more of the outstanding IKOS common stock, or in certain other circumstances, then each Right will entitle the holder to purchase a number of shares of IKOS common stock having a then current market value equal to the exercise price divided by one-half the current market price of a share of IKOS common stock.

    Each Right will entitle the holder to purchase a number of shares of common stock of the acquiror having a then current market value equal to the exercise price divided by one-half the current market price of a share of acquiror common stock if an acquiror obtains 15% or more of IKOS common stock and IKOS common stock is exchanged or converted in an acquisition or merger of IKOS; or IKOS merges into another entity; or IKOS sells more than 50% of its assets or earning power.

    Under the Rights Agreement, any rights that are or were owned by an acquiror of more than 15% of IKOS' respective outstanding common stock will be null and void.

    The Rights Agreement contains exchange provisions which provide that after an acquiror obtains 15% or more of IKOS capital stock, but less than 50% of IKOS' outstanding common stock, the IKOS' Board may, at its option, exchange all or part of the then outstanding and exercisable rights (which shall not include rights which have become void) for common shares. In such an event, the exchange ratio is one common share per right, adjusted to reflect any stock split, stock dividend or similar transaction.

    The IKOS Board may, at its option, redeem all of the outstanding rights under the Rights Agreement prior to the earlier of (1) the time that an acquiror obtains 15% or more of IKOS' outstanding common stock, or (2) the final expiration date of the Rights Agreement. The redemption price under the Rights Agreement is $.001 per Right. The right to exercise the Rights will terminate upon the action of the IKOS Board ordering the redemption of the Rights and the only right of the holders of the rights will be to receive the redemption price.

    Holders of rights will have no rights as stockholders of IKOS, including the right to vote or receive dividends, simply by virtue of holding the Rights. The Rights Agreement provides that, until the Rights become nonredeemable and except with respect to the redemption price, the provisions of the Rights Agreement may be amended by the IKOS Board prior to the date 10 days after any person acquires 15% of IKOS' common stock without the approval of the holders of the Rights. However, after the date any person acquires 15% of IKOS' common stock, the Rights Agreement may be amended without the consent of the holders of the Rights in order to cure any ambiguity, to correct or supplement any provisions, to shorten or lengthen any time period under the Rights Agreement or to make changes which do not adversely affect the interests of the holders of the Rights (other than the Acquiring Person).

    Effective July 2, 2001, the IKOS Board approved Amendment No. 1 to the Amended and Restated Rights Agreement (the "Amendment"). The Amendment (i) changes the address for giving notice under the Rights Agreement, (ii) provides that neither Synopsys nor Oak Merger Corporation shall be deemed "Acquiring Persons" (as defined in the Rights Agreement) under the terms of the Rights Agreement by virtue of the approval, execution, delivery or performance of the Merger Agreement and that the execution, delivery and the performance of the Merger Agreement shall not result in a "Distribution Date" as defined in the Rights Agreement, and (iii) adds to the definition of "Expiration Date" the provision that the Rights will expire immediately prior to the Effective Time, as defined in the Merger Agreement.

    The Offer is conditioned upon, among other things, that the Rights have been redeemed by the IKOS Board in accordance with the terms of the Rights as in effect at such time or that Mentor is satisfied, in its sole discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger.

  Anti-takeover Provisions in IKOS' Certificate of Incorporation and Bylaws

    IKOS' Certificate of Incorporation and Bylaws contain certain provisions that may delay or prevent a change of control of IKOS. These provisions include:

  •
  elimination of stockholders' right to act by written consent;
  •
  the right of the IKOS Board without stockholder approval to designate and issue preferred stock with rights, preferences and privileges set by the IKOS Board;
  •
  the elimination of cumulative voting in the election of IKOS' directors;
  •
  the requirement of advance notice for stockholder proposals and stockholder nominations for directors and the IKOS Board's right to set the time, date and place of special meetings of stockholders within prescribed limits; and
  •
  two-thirds affirmative vote of stockholders required for amendments to the Bylaws or certain provisions of the Certificate of Incorporation.

  Delaware General Corporation Law

    As a Delaware corporation, IKOS is subject to Section 203 of the DGCL. In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person become an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of a least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

    The Offer is conditioned upon, among other things, that Mentor is satisfied, in its sole discretion, that Section 203 of the DGCL is inapplicable to the Offer and the Proposed Merger. In the Delaware litigation, Mentor and Purchaser are seeking, among other things, to compel IKOS' Board to approve the Offer and the Proposed Merger for purposes of satisfying the Section 203 Condition.

Item 9. Material to be Filed as Exhibits

    The following materials are filed herewith:

Exhibit No.	Description
(a)(1)	Not applicable.
(a)(2)	Letter to stockholders from Ramon A. Nuñez dated December 20, 2001*
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Letter from Mentor Graphics Corporation to IKOS dated December 6, 2001, regarding offer to acquire IKOS Systems, Inc.
(a)(5)(B)
Complaint filed by Mentor Graphics Corporation and Fresno Corporation in the Chancery Court, New Castle County, Delaware against IKOS Systems, its Board of Directors and Synopsys, Inc., C.A. No. 19299, on December 7, 2001
(a)(5)(C)	Complaint filed by Mentor Graphics Corporation and Fresno Corporation in the United States District Court for the District of Delaware against IKOS Systems, Inc., No. 01-809, on December 7, 2001
(a)(5)(D)	Complaint filed by Sheldon Pittlemen in the Court of Chancery of the State of Delaware against IKOS and its Board of Directors, C.A. No. 19300, on December 7, 2001
(a)(5)(E)	Complaint filed by Ernest Hack in the Court of Chancery of the State of Delaware against IKOS, its Board of Directors and Synopsys, Inc. C.A. No. 19305, on December 10, 2001
(a)(5)(F)	Complaint filed by Robert Ferronte in the Court of Chancery of the State of Delaware against IKOS, its Board of Directors and Synopsys, Inc. C.A. No. 19307, on December 10, 2001
(a)(5)(G)	Letter from Gray Cary Ware & Freidenrich, LLP to Latham & Watkins dated December 12, 2001
(a)(5)(H)	Letter from Gray Cary Ware & Freidenrich, LLP to Synopsys, Inc. dated December 12, 2001
(a)(5)(I)	Letter from Latham & Watkins to Gray Cary Ware & Freidenrich dated December 18, 2001
(a)(5)(J)	Letter from Gray Cary Ware & Freidenrich, LLP to Latham & Watkins dated December 18, 2001
(a)(5)(K)	Letter from Brobeck, Phleger & Harrison LLP to Gray Cary Ware & Freidenrich, LLP dated December 19, 2001
(a)(5)(L)	Press release issued by IKOS dated December 20, 2001*
(e)(1)	Agreement and Plan of Merger and Reorganization by and among Synopsys, Inc., IKOS Systems, Inc. and Oak Merger Corporation, dated July 2, 2001, as amended on August 1, 2001
(e)(2)	Confidentiality Agreement dated June 16, 2000, between Mentor Graphics Corporation and IKOS Systems, Inc.
(e)(3)	Letter from Mentor Graphics Corporation to IKOS dated December 6, 2001, regarding the Hart-Scott-Rodino Premerger Notification Form filed by Mentor on or about December 10, 2001

(e)(4)
Amended and Restated Employment Agreement between IKOS and Ramon A. Nuñez dated as of August 1, 1995 (incorporated by reference to Exhibit 10.21 to the Quarterly Report on Form 10-Q filed by IKOS on February 12, 1996)
(e)(5)
Agreement dated June 2, 1994 by and between IKOS and Gerald S. Casilli (incorporated by reference to Exhibit 10.17 to the Quarterly Report on Form 10-Q filed by IKOS for the quarter ended July 2, 1994)
(e)(6)
Agreement dated June 2, 1994 by and between IKOS and Daniel R. Hafeman (incorporated by reference to Exhibit 10.19 to the Quarterly Report on Form 10-Q filed by IKOS for the quarter ended July 2, 1994)
(e)(7)	Agreement dated June 2, 1994 by and between IKOS and Ramon A. Nuñez (incorporated by reference to Exhibit 10.22 to the Quarterly Report on Form 10-Q filed by IKOS for the quarter ended July 2, 1994)
(e)(8)	Agreement dated June 2, 1994 by and between IKOS and Joseph W. Rockom (incorporated by reference to Exhibit 10.23 to the Quarterly Report on Form 10-Q filed by IKOS for the quarter ended July 2, 1994)
(e)(9)	Agreement dated April 11, 1997 by and between IKOS and Robert Hum (incorporated by reference to Exhibit 10.24 to the Quarterly Report on Form 10-Q filed by on August 16, 1999)
(e)(10)	Agreement dated February 2, 1999 by and between IKOS and Thomas N. Gardner (incorporated by reference to Exhibit 10.25 to the Quarterly Report on Form 10-Q filed by IKOS on August 16, 1999)
(e)(11)	Amendment Number One to Agreement dated February 2, 1999 by and between IKOS and Thomas N. Gardner, dated June 26, 2001
(e)(12)	Amendment Number One to Agreement dated June 2, 1994 between IKOS Systems, Inc. and Dan Hafeman, dated June 26, 2001
(e)(13)	Amendment Number One to Agreement dated June 2, 1994 between IKOS Systems, Inc. and Ramon Nuñez, dated June 26, 2001
(e)(14)	Amendment Number One to Agreement dated June 2, 1994 between IKOS Systems, Inc. and Joseph Rockom, dated June 26, 2001
(e)(15)	Form of Voting Agreement (incorporated by reference to Exhibit 2 of the Form 425 filed by IKOS Systems, Inc. on July 3, 2001)
(e)(16)	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.6 of IKOS' Registration Statement on Form S-1 effective on July 25, 1990)
(e)(17)	Amended and Restated Rights Plan by and between IKOS and Bank of Boston, N.A. dated January 22, 1999 (incorporated by reference to Exhibit 1 to Form 8-A12-G/A filed on February 3, 1999)
(e)(18)	Amendment No. 1 to Amended and Restated Rights Plan by and between IKOS and Bank of Boston, N.A. dated July 2, 2001 (incorporated by reference to Exhibit 1 to Form 8-A12-G/A filed on August 9, 2001)
(e)(19)	Certificate of Incorporation (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 effective July 25, 1990)
(e)(20)	Certificate of Amendment of Certificate of Incorporation filed May 5, 1994 (incorporated by reference to Exhibit 4.2 of IKOS' registration statement on Form S-2 effective October 12, 1995)

(e)(21)	Certificate of Amendment of Certificate of Incorporation filed April 24, 1995 (incorporated by reference to Exhibit 4.1 of IKOS' registration statement on Form S-2 effective October 12, 1995)
(e)(22)	Certificate of Amendment of Certificate of Incorporation filed February 3, 1997 (incorporated by reference to Exhibit 3.4 of IKOS' quarterly report filed on May 12, 1997)
(e)(23)	Bylaws (incorporated by reference to Exhibit 3.2 of IKOS' registration statement on Form S-1 effective July 25, 1990)
(e)(24)	Amendment to Bylaws (incorporated by reference to Exhibit 7 to Form 8-A12-G/A filed on February 3, 1999)

*
Mailed to stockholders.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IKOS Systems, Inc.
By:	/s/ JOSEPH W. ROCKOM Joseph W. Rockom Chief Financial Officer and Secretary

    Additional Information: In connection with the proposed merger, Synopsys, Inc. filed a Registration Statement on Form S-4 (including a Proxy Statement/Prospectus) and IKOS filed a Preliminary Proxy Statement on August 9, 2001, and an Amendment No. 1 to the Registration Statement on Form S-4 and Proxy Statement/Prospectus was filed on October 18, 2001 (Registration No. 333-67184), each containing information about the proposed merger, with the Securities and Exchange Commission ("SEC"). At such time the SEC declares the Form S-4 Registration Statement (including the Proxy Statement/Prospectus) to be effective, IKOS will mail the Proxy Statement/ Prospectus to IKOS stockholders. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when each document becomes available. The Registration Statement and the Proxy Statement/Prospectus contain important information about Synopsys, IKOS, the proposed merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Registration Statement, Proxy Statement/Prospectus and Synopsys' other filings may also be obtained by accessing Synopsys' website at http://www.synopsys.com or by directing a request by mail or telephone to Synopsys, Inc., 700 East Middlefield Rd., Mountain View, California 94043, (650) 584-5000. Free copies of the Proxy Statement/Prospectus and IKOS' other filings may also be obtained by accessing IKOS' website at http://www.ikos.com or by directing a request by mail or telephone to IKOS Systems, Inc., 79 Great Oaks Blvd., San Jose, California 95119, (408) 284-0400. You may read and copy any reports, statements and other information filed by Synopsys and IKOS at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Synopsys' and IKOS' filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov.

    IKOS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders in favor of the adoption and approval of the merger agreement and approval of the merger. Investors and securities holders may obtain additional information regarding the interests of the participants from IKOS' filings with the SEC under Rule 14a-12 of the Exchange Act of 1934, as amended.

QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
ALTERNATIVE A(1)(5)
ALTERNATIVE B(1)(6)
  Item 5. Person/Assets, Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposal.
  Item 8. Additional Information.
  Item 9. Material to be Filed as Exhibits
  SIGNATURE